FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	June	2005
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1.	News Release dated June 15, 2005 (“Avaya and Research In Motion to Extend IP Telephony Applications to BlackBerry on WLAN")	Page No 4

Document 1

NEWS RELEASE

Media Inquiries:
Mary Thiele
908-953-6152
mthiele@avaya.com

Courtney Flaherty
Brodeur for RIM
+1 (212) 771-3637
cflaherty@brodeur.com

Investor Inquiries:
Matt Booher
908-953-7500
mbooher@avaya.com

RIM Investor Relations
+1 (519) 888-7465
investor_relations@rim.com

Avaya and Research In Motion to Extend IP Telephony Applications to BlackBerry on WLAN

o	BlackBerry 7270™ WLAN Handheld in final stages of VoIP interoperability testing with Avaya’s family of IP-enabled communications solutions
o	Working together to bring additional Avaya SIP-based communications solutions to BlackBerry

For immediate release: Wednesday, June 15, 2005

        BASKING RIDGE, N.J. and WATERLOO, ON – Avaya Inc. [NYSE:AV], a leading global provider of business communications applications, systems and services, and Research In Motion [NASDAQ: RIMM; TSX: RIM], a global leader in mobility solutions, have announced plans to extend Avaya secure enterprise communications applications to the BlackBerry® platform over wireless local area networks (WLAN) using Session Initiation Protocol (SIP).

        Avaya and RIM are in the final stages of VoIP interoperability testing for the Avaya Converged Communications Server and the BlackBerry 7270 Wireless Handheld™ for WLAN. This will enable broad compatibility between the BlackBerry 7270 and Avaya’s family of IP-enabled communications solutions utilizing SIP-based IP Telephony. Enterprises will be able to increase productivity by reducing decision cycle time and improve customer service by making personnel more readily available. A preview of the Avaya/RIM solution is on display at the International Association of Avaya Users (InAAU) annual meeting this week in Seattle.

        “Working with RIM, an industry leader in mobile solutions, enables Avaya to accelerate the deployment of applications that can help businesses move to a new level of intelligent communications, a way to dynamically link communications and business processes anytime, anywhere,” said Geoffrey Baird, general manager and vice president, Avaya Communications Appliances Division. “This marks another important step in Avaya’s plan to help businesses take advantage of the benefits of mobility by extending the bridge between the fixed and wireless worlds.”

        “Avaya and RIM have complementary strategies for strengthening the links between business communications applications so that campus workers and customers can communicate more effectively,” said Larry Conlee, COO at Research In Motion. “We look forward to moving ahead with the introduction of new, standards-based solutions that will help revolutionize the way people work within the enterprise.”

        Future development will focus on integrating Avaya communications applications more tightly with the business process applications that are supported on BlackBerry, such as sales force automation tools, to further empower on-campus workers to make decisions quickly and serve customers effectively. This collaboration will allow workers to use familiar desktop telephony features such as call hold, forward and transfer, forward and transfer to consult with subject matter experts and look up information to serve customers on the spot, regardless of where they are working in the enterprise.

        SIP is the underlying technology standard for collaborative communications in the enterprise including IP-telephony, instant messaging and conferencing.

        The BlackBerry 7270 works with BlackBerry Enterprise Server™ v4.0 and BlackBerry MDS™ to provide secure, push-based integration with corporate email and data applications and supports IP telephony that can extend desktop business phone applications to wireless handheld devices.

About Avaya

        Avaya Inc. designs, builds and manages communications networks for more than 1 million businesses worldwide, including 90 percent of the FORTUNE 500®. Focused on businesses large to small, Avaya is a world leader in secure and reliable Internet Protocol (IP) telephony systems and communications software applications and services.

        Driving the convergence of voice and data communications with business applications – and distinguished by comprehensive worldwide services – Avaya helps customers leverage existing and new networks to achieve superior business results. For more information visit the Avaya website: http://www.avaya.com.

About Research in Motion

        Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used ®by thousands of organizations around the world and include the BlackBerry wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	June 15, 2005	By:	/s/ Angelo Loberto (Signature)
Angelo Loberto
Vice President, Finance